

March 1, 2013

Via Email
David M. Sagehorn
Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, WI 54903

> **Re:** **Oshkosh Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 19, 2012**
> **File No. 001-31371**

Dear Mr. Sagehorn:

We have reviewed your response letter dated February 15, 2013 and have the following comments.

Please respond to this letter within 10 business days as requested below. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Management's Discussion and Analysis
Results of Operations
Consolidated Cost of Sales – Three Years Ended September 30, 2012, page 38

1. We note your response to prior comment 1. The response references the expanded discussion on adverse changes in product mix in the analysis of defense segment operating income on page 39, noting that "FMTV program margins were significantly below the company's historical margin levels of most other programs in the defense segment …" Although we believe that your statement in regard to the FMTV program margins is useful information, it is not clear how (i) this is an expanded discussion of adverse product mix, (ii) it correlates to the adverse product mix that had the effect of increasing cost of sales as a percentage of sales in fiscal 2012 as indicated on page 38 and (iii) your existing disclosure would be considered to be repetitive. Please advise.

Notes to Consolidated Financial Statements
Note 20. Income Taxes, page 90

2. We appreciate your detailed response to our prior comment 7. It appears that some of the effects of the valuation allowance in the tax rate reconciliation table are reported gross in the "valuation allowance" line, some effects are netted in other line items, and some effects are not included at all because the effect is fully offset by the associated deferred income tax asset item. Please advise whether consistency in your reporting would enable investors to better understand the effects of the valuation allowance on your effective rate. For example, consider whether aggregating all of the effects of the valuation allowance in the "valuation allowance" line would be more meaningful, or if the explanation accompanying the rate reconciliation table could be expanded consistent with your response, as appropriate, if your present reporting is continued. As an example in regard to the point on expanded explanation, if you continue to not include in the reconciliation table the effects of the valuation allowance that have been fully offset by the associated deferred income tax asset item, a statement to this effect along with related quantifications of both the valuation allowance and deferred income tax assets item may help investors understand the respective gross changes in each consistent with other amounts reported for these items (e.g., changes in the amount of net operating losses available and balance of the valuation allowance).

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief